UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-33063

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITIZENS REPUBLIC BANCORP 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CITIZENS REPUBLIC BANCORP, INC.

328 South Saginaw Street

Flint, Michigan 48502

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Citizens Republic Bancorp 401(k) Plan

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

Citizens Republic Bancorp 401(k) Plan

Audited Financial Statements and

Supplemental Schedule

As of December 31, 2011 and 2010 and for the

Year Ended December 31, 2011

EX–23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors of

Citizens Republic Bancorp

We have audited the accompanying statements of net assets available for benefits of the Citizens Republic Bancorp 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 15, 2012

Citizens Republic Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments at fair value:
Mutual funds	$67,103,153	$74,087,320
Pooled separate accounts	16,485,871	20,013,104
Guaranteed Income Fund	13,098,893	12,655,801
Citizens Republic Bancorp, Inc. common stock	5,580,441	2,842,275

Total investments	102,268,358	109,598,500
Receivables:
Loans to participants	2,464,957	2,355,915

Net assets available for benefits	$104,733,315	$111,954,415

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions
Participant contributions	$5,838,599
Investment income:
Net realized and unrealized depreciation in fair value of investments (Note 3)	(368,539)
Dividend income	1,000,858
Interest income	526,927

Total investment income	1,159,246

Other income	78,049
Total additions	7,075,894
Deductions
Benefits paid to participants	14,222,045
Administrative expenses	74,949

Total deductions	14,296,994
Net decrease	(7,221,100)
Net assets available for benefits at:
Beginning of year	111,954,415

End of year	$104,733,315

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The Citizens Republic Bancorp 401(k) Plan (“Plan”) is a defined contribution plan which includes a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986 (“Code”) and covers substantially all employees of Citizens Republic Bancorp, Inc. (“Corporation”) and its subsidiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

This description provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions. Copies of these documents may be obtained by contacting Citizens Bank Human Resources Department at 810-768-4748 or email Benefits4U@citizensbanking.com.

Eligibility

Employees are eligible to participate in the Plan unless they are within a group considered excluded. Excluded groups include: temporary, co-operative, and seasonal employees who complete less than 1,000 hours of service in an eligibility computation period.

Contributions

In 2011, participants were able to contribute up to 50% of their annual compensation not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation of $16,500. Certain participants were also able to contribute additional amounts of up to $5,500, the annual IRS dollar limit on catch-up contributions during 2011. Newly hired eligible employees, with an entry date of July 1, 2010 or thereafter, who do not affirmatively enroll or decline enrollment by their entry date are automatically enrolled in the Plan at an annual deferral rate of 3%. The annual deferral rate prior to July 1, 2010 was 2%. Auto escalation of deferrals was added as an opt-out feature effective January 1, 2012. Deferrals will be escalated in May of each year at 1% per year up to a maximum of 8% unless opted-out.

Compensation includes all wages except stock compensation, non-qualified moving expenses and other travel allowances, severance payments, third-party sick pay, adoption benefits, tuition, deferred compensation, reward and recognition, bonuses paid but not earned in the course of employment (i.e. signing bonus or retention bonus), and other post-employment payments such as retirement and/or supplemental retirement benefits for purposes of elective deferrals.

On November 28, 2011 the Plan was amended to reinstate employer matching contributions, suspended as of July 16, 2009 effective for elective deferrals made by participants with respect to compensation paid beginning January 1, 2012. The match formula is equal to 50% on the first 2% and 25% on the next 6% of salary deferred (total of 2.5%). The match does not apply to catch up contributions.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

The Plan provides that each eligible participant may receive a discretionary annual non-elective employer contribution to his or her Plan account after the end of the year, provided the participant has been credited with a minimum of 1,000 hours of service within the year and is employed by the Corporation at the end of the year. These two requirements are waived for the plan year of a participant’s retirement, death or disability. No discretionary employer contributions were made for the plan year ended December 31, 2011.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in accordance with the default investment alternatives established under the Plan until the participant changes their election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Corporation’s matching contributions and an allocation of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.

Vesting

Participants are immediately vested in their own pre-tax contributions. Employer contributions are vested after the participant has completed three years of service; one year of service being defined as completion of at least 1,000 hours of service in a plan year. Any discretionary employer contributions are also vested after the participant has completed three years of service as defined above. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

On January 29, 2010, Citizens Republic Bancorp entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of its wholly owned subsidiary, F&M Bank-Iowa (“F&M”). Pursuant to the terms of the sale agreement, the Plan was amended so that employees of F&M were fully vested in all 401(k) plan contributions credited to their participant accounts through the closing date of the sale. This amendment was effective March 24, 2010 and the sale of F&M was completed on April 23, 2010.

Forfeitures

Forfeitures can be used to offset the non-elective employer contribution, employer match, or plan expenses. In October 2011, the balance of the forfeiture account was distributed on a pro rata basis to all eligible participants. For the plan years ending December 31, 2011 and 2010, the amount of forfeitures was immaterial.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. A loan is secured by the balance in the participant’s account and bears interest equal to the prime rate at the loan origination date plus 1%. Only one loan may be outstanding against a participant’s account at any time. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of employment, death, disability, or retirement, a participant has the option to receive, defer, or roll over to an IRA or other eligible plan a single lump-sum amount equal to the vested balance of their account. Effective July 1, 2010, the Plan was amended to allow a participant or beneficiary upon participant’s death, at any time after separation from service, to elect distribution of all or any part of their account.

Administrative Expenses

The majority of the administrative expenses are paid by the Plan, with the remainder being paid by the Corporation. Participants pay the applicable fees associated with their investments, loans, distributions, withdrawals, and stock transactions.

Plan Termination

Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of the Code and ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of each participant’s account will be determined as of the effective date of the termination and distributed as provided by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

Loans to Participants

Loans to participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for loans to participants. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Pending Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

This ASU represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in this ASU, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011 and should be applied prospectively. Early adoption is not permitted. Adoption of ASU 2011-04 is not expected to have a significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

3. Investments

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2011		2010
American Funds EuroPacific Growth Fund	$9,793,924		$12,186,035
American Funds Growth Fund of America	—		20,744,090
Baron Small Cap	—	*	5,949,346
Citizens Republic Bancorp. Inc.	5,580,441		—	*
Mainstay Large Cap Val	16,593,786		—
Pimco Total Return Fund	10,574,496		11,611,519
Vanguard Intermediate Term Bond	5,787,353		—	*
Vanguard Mid Cap Institutional	5,589,865		6,366,048
Prudential Large Cap Val/LSV Asset Mgt	—		13,313,552
Prudential Small Cap Val/Kennedy Fund	5,274,033		6,699,552
T. Rowe Price Eq Inc Strat	11,211,838		—
Prudential Guaranteed Income Fund	13,098,893		12,655,801

*	Did not represent 5% or more of Plan’s net assets as of the respective year end

During 2011, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized (Depreciation) Appreciation of Fair Value of Investments
Mutual funds	$(2,886,561)
Pooled separate accounts	(64,408)
Citizens Republic Bancorp, Inc. common stock	2,582,430

$(368,539)

4. Fair Value Measurements

The Plan groups assets which are recorded at fair value into three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:

Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

All financial instruments of the Plan are recorded at fair value on a recurring basis. During 2011, there were no transfers of financial instruments between the respective levels. The methods and assumptions used to estimate the fair value for each asset group are set forth below.

Trading restrictions apply to mutual funds and pooled separate accounts. Participants are restricted from the frequent trading of shares in an investment option, which is defined as: (1) one or more participant-directed trades within the same investment option; (2) within a rolling 30-day period; and (3) each trade is greater than $25,000. Such activity may result in the Plan Administrator imposing penalties or additional trade restrictions on the participant.

Common Stock

Common stock represents the stock of Citizens Republic Bancorp, Inc., the Plan Sponsor, which is traded on an active market. On June 14, 2011, Citizens announced a 1-for-10 reverse stock split of Citizens’ common stock effective after the close of trading on July 1, 2011. Citizens’ common stock began trading on a split adjusted basis on The NASDAQ Capital Market at the opening of trading on July 5, 2011. All share and per share amounts reflect the 1-for-10 reverse stock split.

In connection with the reverse stock split, stockholders received one new share of common stock in exchange for every ten shares held at the effective time. Proportional adjustments were made to Citizens’ outstanding options, warrants and other securities entitling their holders to purchase or receive shares of Citizens common stock so that the reverse stock split did not materially affect any of the rights of holders of those securities.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

Mutual Funds

Mutual funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan as reported on active markets.

Pooled Separate Accounts

Pooled separate accounts are valued at the NAV of units held by the Plan as reported by the investment manager of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV unit price of the pooled separate accounts is not quoted on any market; however the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers. Citizens has evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens has developed an internal, independent price verification function that performs testing on valuations received from third parties. There are no significant restrictions on the redemption of investments in the pooled separate accounts.

Guaranteed Income Fund

The Guaranteed Income Fund (“GIF”) is supported by a group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”). The GIF is a declared rate product, i.e. it is credited with a rate of interest that is fixed and declared in advance. The GIF has no maturity date and is secured only by Prudential’s general account. The plan owns a promise to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time. There are not any specific securities in the general account that back the liabilities of this fund.

The GIF is recorded at contract value and, based on the nature of the fund, generally approximates fair value. Contract value represents contributions, earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan and the participants for the year ended December 31, 2011 and 2010 was 3.14% and 3.93%, respectively.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed by Prudential on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate is 1.50%.

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

The following tables present the balances of assets that were measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity securities
Large-cap	$23,303,512	$—	$—	$23,303,512
Mid-cap	7,585,768	—	—	7,585,768
Small-cap	5,973,901	—	—	5,973,901
International equity	13,312,074	—	—	13,312,074
Specialty real estate	566,049	—	—	566,049
Fixed income securities
Intermediate term fixed (1)	16,361,849	—	—	16,361,849
Pooled separate accounts:
Equity securities
Large-cap	—	11,211,838	—	11,211,838
Small-cap	—	5,274,033	—	5,274,033
Guaranteed Income Fund	—	—	13,098,893	13,098,893
Citizens Republic Bancorp, Inc. common stock	5,580,441	—	—	5,580,441

Total Assets	$72,683,594	$16,485,871	$13,098,893	$102,268,358

(1)	This category represents investment grade bonds of U.S. issuers from diverse industries.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity securities
Large-cap	$26,310,087	$—	$—	$26,310,087
Mid-cap	8,188,085	—	—	8,188,085
Small-cap	6,956,235	—	—	6,956,235
International equity	15,809,264	—	—	15,809,264
Specialty real estate	379,471	—	—	379,471
Fixed income securities
Intermediate term fixed (1)	16,444,178	—	—	16,444,178
Pooled separate accounts:
Equity securities
Large-cap	—	13,313,552	—	13,313,552
Small-cap	—	6,699,552	—	6,699,552
Guaranteed Income Fund	—	—	12,655,801	12,655,801
Citizens Republic Bancorp, Inc. common stock	2,842,275	—	—	2,842,275

Total Assets	$76,929,595	$20,013,104	$12,655,801	$109,598,500

(1)	This category represents investment grade bonds of U.S. issuers from diverse industries.

The following table represents the reconciliation of Level 3 assets held by the Plan:

	Balance at December 31, 2010	Transfers In	Purchases	Sales	Balance at December 31, 2011
Other Investments
Guaranteed Income Fund	$12,655,801	$—	$2,569,127	$(2,126,035)	$13,098,893

Total	$12,655,801	$—	$2,569,127	$(2,126,035)	$13,098,893

Citizens Republic Bancorp 401(k) Plan

Notes to Financial Statements

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the Plan Sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6. Related Party Transactions

As previously noted, the Plan invests in the common stock of the Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2011, the plan did not receive common stock dividends from the Corporation, as none were declared or paid. The administrative expenses paid by the Corporation on behalf of the Plan are party-in-interest transactions.

7. Risks and Uncertainties

The Plan investments include mutual funds, a GIF, pooled separate accounts, and equity securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. GIF’s meet the definition of benefit-responsive and are carried at book value. If an event were to occur such that the realization of a GIF’s full value is no longer probable (for example, a significant decline in credit worthiness of the issuer or wrapper provider), the GIF would no longer be considered benefit-responsive and would be carried at fair value. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Supplemental Schedule

Citizens Republic Bancorp 401(k) Plan

EIN #38-2378932 Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
Mutual funds:
American Funds EuroPacific Growth Fund	278,553	Units/Shares	**	$9,793,924
Baron Small Cap	220,611	Units/Shares	**	5,058,609
DFA Emerging Markets Core Equity	66,426	Units/Shares	**	1,145,177
DFA International Core Equity	256,261	Units/Shares	**	2,372,973
DFA Real Estate Securities	24,515	Units/Shares	**	566,049
DFA US Core Equity	349,997	Units/Shares	**	3,765,962
Goldman Sachs Mid Cap Institutional	23,811	Units/Shares	**	799,349
Mainstay Large Cap Val	2,370,541	Units/Shares	**	16,593,786
PIMCO Total Return Fund	972,815	Units/Shares	**	10,574,496
T. Rowe Price Mid-Cap Growth Fund	23,135	Units/Shares	**	1,196,554
Vanguard Institutional Index	25,589	Units/Shares	**	2,943,764
Vanguard Intermediate Term Bond	491,704	Units/Shares	**	5,787,353
Vanguard Mid Cap Institutional	283,894	Units/Shares	**	5,589,865
Vanguard Small Cap Index	27,420	Units/Shares	**	915,292

Total Mutual Funds				67,103,153
Pooled separate accounts:
Prudential Small Cap Val/Kennedy Fund	287,542	Units/Shares	**	5,274,033
T. Rowe Price Eq Inc Strat	315,072	Units/Shares	**	11,211,838

Total Pooled separate accounts				16,485,871
Other investment:
Prudential Guaranteed Income Fund	446,254	Units/Shares	**	13,098,893

Total Other investment				13,098,893
Common stock:
*Citizens Republic Bancorp, Inc.	489,512	Units/Shares	**	5,580,441

Total common stock				5,580,441
*Loans to participants	Interest rate range:
	4.25% -10.50%; with various dates			2,464,957

				$104,733,315

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons named below, who are duly authorized by the Corporation, have signed this annual report on the Plan’s behalf.

Date June 15, 2012	/s/ Donna Aho
Donna Aho
Chairman, Pension/401(k) Administration Committee

/s/ Joseph C. Czopek
Joseph C. Czopek
Controller and Principal Accounting Officer

EXHIBIT INDEX

The following document is filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 001-33063.

Exhibit No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm